

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 5, 2015

Via E-mail
Mr. William J. Caragol
Chief Executive Officer and Acting Chief Financial Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445

> **Re:** **PositiveID Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 1-33297**

Dear Mr. Caragol:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   Please reconcile the amount of net loss shown in the fourth paragraph of the opinion of $(8,606,000) with the net loss of $(7,191,000) shown on the consolidated statements of operations on page F-5. Otherwise, please amend the filing to include a revised report from your auditors that correctly references the amounts reported in the financial statements.

Note 8. Income Taxes, page F-33

2. With respect to your liability to Stanley, please tell us how you recorded the transactions in 2012, 2013, and 2014. Include a discussion of your accounting in 2013 for the prepaid tax advance of $738,000 that was shown on your December 31, 2012 balance sheet and why you appear to have only recorded additional tax expense of $371,000 in 2013.

3. Further, explain why you state that your liability to Stanley is between $350,000 and $500,000 as of December 31, 2015 since we note from the disclosure that the CRA assessed a total of approximately $1.6 million and you had only paid Stanley $405,777 as of December 31, 2014.

Note 11. Agreements with The Boeing Company, page F-35

4. Please tell us the current status of the agreement and the nature and timing of efforts necessary to recognize the deferred revenue. Include the anticipated completion dates and the risks and uncertainties associated with completing the agreement and the consequences to your operations, liquidity and financial position if this is not completed.

5. Further, please explain to us the nature of the delivery requirements in the Teaming Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery